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                            March 8, 2021

       Mark Locke
       Chief Executive Officer
       Galileo Newco Ltd
       9th Floor, 10 Bloomsbury Way
       London, WC1A 2SL

                                                        Re: Galileo Newco Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed February 24,
2021
                                                            File No. 333-252179

       Dear Mr. Locke:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2021 letter.

       Amendment No. 1 to Form F-4 Filed February 24, 2021

       General

   1. We note your response to comment 8, however the materials you provided do not appear to adequately support
the statement in question; furthermore, we note that you have not revised your disclosure
to disclose the metric by which this statement is measured.
                                                        Accordingly, we
re-issue comment 8.
              Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any questions.
 Mark Locke
Galileo Newco Ltd
March 8, 2021
Page 2
                                 Sincerely,
FirstName LastNameMark Locke
                                 Division of Corporation Finance
Comapany NameGalileo Newco Ltd
                                 Office of Trade & Services
March 8, 2021 Page 2
cc:       Era Anagnosti, Esq.
FirstName LastName